UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30251 / October 24, 2012

_____
In the Matter of   :
                                                                          :
Washington National Variable   :
Annuity Fund B   :
11815 N. Pennsylvania Street   :
Carmel IN 46032-5424   :
                                                                          :
(811-01662)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Washington National Variable Annuity Fund B ("Applicant") filed an application on
July 6, 2012, requesting an order under section 8(f) of the Investment Company Act of
1940 ("1940 Act"), declaring that it has ceased to be an investment company as defined
by the 1940 Act.

On September 28, 2012, a notice of filing of the application was issued (Investment
Company Act Release No. IC-30225). The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the 1940 Act, that Applicant's registration under
the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                             Kevin M. O'Neill
                                             Deputy Secretary